SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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Amendment No. 3
to
SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

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Rumble Inc.
(Name of Subject Company (Issuer))

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Title of Class of Securities	CUSIP Number of Class of Securities
Class A Common Stock, par value $0.0001 per share	78137L105

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Christopher Pavlovski
Chief Executive Officer and Chairman
Rumble Inc.
444 Gulf of Mexico Dr
Longboat Key, Florida 34228
Telephone: (941) 210-0196
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s) Filing Statement)

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Copies to:
Russell L. Leaf
Sean M. Ewen
Julian D. Golay
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Michael Ellis
Rumble Inc.
444 Gulf of Mexico Dr
Longboat Key, Florida 34228
(941) 210-0196

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☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on January 14, 2025 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on February 5, 2025 (as it may be further amended or supplemented from time to time, the “Schedule TO”), initially filed by Rumble Inc., a Delaware corporation (“Rumble” or the “Company”), on January 3, 2025, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 70,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock” or the “Shares”) at a price of $7.50 per share (the “Purchase Price”), less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 3, 2025 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as they may be amended and supplemented from time to time, the “Offer”).

On December 20, 2024, Rumble entered into a Transaction Agreement (the “Transaction Agreement”), by and between the Company and Tether Investments S.A. de C.V. (as successor in interest to Tether Investments Limited) (“Tether”), pursuant to which, subject to the terms and conditions of the Transaction Agreement, Tether agreed to make a strategic investment in the Company of $775 million, consisting of 103,333,333 newly issued shares of the Company’s Class A Common Stock, at a price of $7.50 per share (the “Investment”). The closing of the Investment was a condition to the acceptance of the Shares in the Offer.

This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act. Except as otherwise set forth below in this Amendment No. 3, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3.

Item 1.       Summary Term Sheet

(1)	Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

On February 7, 2024, the Company issued a press release announcing the closing of the Investment and the Offer. A copy of the press release is filed as Exhibit (a)(5)(G) to the Schedule TO and is incorporated herein by reference.

Item 12.      Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(H)	Press Release issued by Rumble Inc. on February 7, 2025.*

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*        Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2025	RUMBLE INC.
	By:	/s/ Michael Ellis
Michael Ellis
General Counsel and Corporate Secretary

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